Prospectus Supplement No. 1	Filed Pursuant to Rule 424(b)(7)
(To Prospectus dated May 3, 2007)	Registration No. 333-141688

HealthSouth Corporation
400,000 Shares of 6.50% Series A Convertible Perpetual Preferred Stock
10,000,000 Warrants to Purchase Shares of Common Stock
and
15,114,760 Shares of Common Stock

This prospectus supplement supplements and amends the prospectus dated May 3, 2007 (as supplemented or amended, the “Prospectus”) of HealthSouth Corporation (the “Company”), relating to the sale by certain of the Company’s securityholders of up to $400,000,000 aggregate principal amount of the Company’s 6.50% Series A Convertible Perpetual Preferred Stock (the “Series A Preferred Stock”), up to 10,000,000 warrants (the “Warrants”) to purchase shares of the Company’s common stock, par value $0.01 per share (the “common stock”), and 15,114,760 shares of the Company’s common stock, 13,114,760 of which are issuable upon conversion of the Series A Preferred Stock and 2,000,000 of which are issuable upon exercise of the Warrants.  The Series A Preferred Stock, the Warrants and the shares of common stock issuable upon conversion of the Series A Preferred Stock and issuable upon exercise of the Warrants are collectively referred to in the Prospectus as the “offered securities.”  Unless otherwise stated herein or the context otherwise requires, the terms “HealthSouth,” “we,” “us,” “our” and the “Company” refer to HealthSouth Corporation and its subsidiaries.

You should read this prospectus supplement in conjunction with the Prospectus.  This prospectus supplement is not complete without, and may not be delivered or used except in conjunction with, the Prospectus.  This prospectus supplement is qualified by reference to the Prospectus, except to the extent that the information in this prospectus supplement supplements or supersedes the information contained in the prospectus dated May 3, 2007.

Investing in the offered securities involves risks that are described in the “Risk Factors” section beginning on page 9 of the Prospectus.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is September 25, 2007.

SELLING SECURITYHOLDERS

The following tables supplement and amend the tables of Selling Securityholders and related footnotes appearing under the heading “Selling Securityholders” beginning on page 17 of the Prospectus by adding to the table contained in the Prospectus the information below with respect to selling securityholders not previously listed in the Prospectus and by superseding the information with respect to certain selling securityholders previously listed in the Prospectus with the information that is set forth below.

Series A Preferred Stock

The selling securityholders listed below and the beneficial owners of the Series A Preferred Stock and their transferees, pledgees, donees or other successors, if not identified in this prospectus supplement or the Prospectus then so identified in additional supplements to the Prospectus or in an amendment to the registration statement of which the Prospectus forms a part, as required, are the “Preferred Selling Securityholders” under the Prospectus.

The following table sets forth for each Preferred Selling Securityholder listed below, as of a recent practicable date prior to the filing of this prospectus supplement with the SEC:

•	the name of the Preferred Selling Securityholder;

•	the number of shares of Series A Preferred Stock and common stock beneficially owned by each Preferred Selling Securityholder prior to the offering;

•	the number of shares of Series A Preferred Stock and common stock registered for sale for the account of each Preferred Selling Securityholder under the Prospectus; and

•
the number and percent of shares of Series A Preferred Stock and common stock to be beneficially owned by each Preferred Selling Securityholder after completion of the offering (assuming all of the shares covered hereby are sold by each Preferred Selling Securityholder).

The information is based on information provided by or on behalf of the Preferred Selling Securityholders to us in Preferred Selling Securityholder questionnaires and is as of the date specified by the holders of the questionnaires. We have not sought to verify the information contained in the table. Because the Preferred Selling Securityholders may offer all or some portion of these securities pursuant to the Prospectus, and because we are not currently aware of any agreements, arrangements or understandings with respect to the sale of these securities, we cannot predict the number of shares or principal amount of the securities that will be held by the selling securityholders upon termination of this offering. In addition, some of the selling securityholders may have sold, transferred or otherwise disposed of all or a portion of their securities since the date on which they provided the information about themselves and the securities they were selling pursuant to the Prospectus or in transactions exempt from the registration requirements of the Securities Act.

Unless otherwise disclosed in the footnotes to the table below, no Preferred Selling Securityholder listed below has, or within the past three years has had, any position, office or other material relationship with us or any of our predecessors or affiliates.

	Series A Preferred Stock				Common Stock
Name	(a) Number of Shares Beneficially Owned Prior to Offering	(b) Number of Shares that may be Offered Hereby (1)	(c) Number of Shares to be Owned After Completion of the Offering (2)	(d) Percent of Shares Beneficially Owned After the Offering (2)	(e) Number of Shares Beneficially Owned Prior to Offering	(f) Number of Shares that may be Offered Hereby (1) (3)	(g) Number of Shares to be Owned After Completion of the Offering (2)	(h) Percent of Shares Beneficially Owned After the Offering (4)

Elite Classic Convertible Arbitrage Ltd.	950	950	0	*	31,147	31,147	0	*
Xavex Convertible Arbitrage 2 Fund	880	880	0	*	28,852	28,852	0	*
Xavex Convertible Arbitrage 10 Fund	1,580	1,580	0	*	51,803	51,803	0	*
Van Kampen Equity Income Fund	33,800	33,800	0	*	1,108,196	1,108,196	0	*
US Allianz Equity Income Fund	660	660	0	*	21,639	21,639	0	*
UIF Equity Income Fund	1,135	1,135	0	*	37,213	37,213	0	*
Tamalpais Asset Management, L.P.	7,500	7,500	0	*	245,901	245,901	0	*
SSI Hedge Convertible Income Fund	283	283	0	*	9,278	9,278	0	*
Citigroup Global Markets Inc. (5)	5,500	5,500	0	*	180,327	180,327	0	*
DBAG London (6)	107,300	107,300	0	*	3,518,032	3,518,032	0	*
All other holders of Series A Preferred Stock (and future transferees, distributees, pledgees, donees or successors of such holders) (7) (8)	8,496	8,496	0	*	278,557	278,557	0	*
________________________

*  Less than 1%.

(1)           Unless otherwise indicated, each Preferred Selling Securityholder may offer any or all of the Series A Preferred Stock it beneficially owns and any of the common stock issuable upon conversion of the Series A Preferred Stock.

(2)           Assumes the sale of all shares of Series A Preferred Stock and common stock offered pursuant to the Prospectus.

(3)           Assumes conversion of all of the Preferred Selling Securityholders’ shares of Series A Preferred Stock at the conversion rate of 32.786885 shares of common stock per share of Series A Preferred Stock. This conversion rate is subject to certain adjustments as described in the Series A Preferred Stock certificate of designations. Accordingly, the number of shares of common stock that may be issued upon conversion of the Series A Preferred Stock may be adjusted from time to time. Fractional shares will not be issued upon conversion of the Series A Preferred Stock. Cash will be paid instead of fractional shares, if any. Assumes that no dividends on Series A Preferred Stock will be paid in shares of common stock.

(4)           This percentage is calculated using as the numerator the number of shares of common stock included in column (g) and as the denominator 78,730,353 shares of common stock issued and outstanding, net of treasury shares, on July 31, 2007, plus the number of shares of common stock issuable upon conversion of the Series A Preferred Stock held by the Preferred Selling Securityholders included in column (f).

(5)           Citigroup Global Markets Inc. (“Citi”) served as joint bookrunner for the Series A Preferred Stock and was also an Initial Purchaser of our 10.75% senior notes due 2016 and our floating rate senior notes due 2014.  Citi also served as a co-lead arranger and joint bookrunner under our Term Loan Agreement, dated as of June 15, 2005, and received customary fees in connection therewith.  In addition, an affiliate of Citi served as syndication agent under our Term Loan Agreement, dated as of June 15, 2005, and under both our Credit Agreement and Interim Loan Agreement, each dated March 10, 2006, and, in each instance, received customary fees in connection therewith.

(6)           An affiliate of DBAG London (“DBAG”), Deutsche Bank Securities Inc., served as (i) financial advisor in connection with the divestiture, completed in July, 2007, of our diagnostic division to The Gores Group, (ii) co-documentation agent with respect to our Credit Agreement, dated March 10, 2006 (our “Senior Secured Credit Facility”), and our 10.75% senior notes due 2016 and floating rate senior notes due 2014, and (iii) arranger for our Amended and Restated Credit Agreement, dated as of March 21, 2005, and, in each case, received customary fees in connection therewith.  Another affiliate of DBAG, Deutsche Bank Trust Company Americas, served as a lender under our Senior Secured Credit Facility and as documentation agent under our Amended and Restated Credit Agreement, dated as of March 21, 2005, and, in each case, received customary fees in connection therewith. Deutsche Bank AG, Cayman Islands Branch, an affiliate of DBAG, served as co-documentation agent for our Interim Loan Agreement, dated as of March 10, 2006, and received customary fees in connection therewith.  Deutsche Bank AG, New York Branch, an affiliate of DBAG, served as a lender under our Senior Secured Credit Facility, as amended, and received customary fees in connection therewith.

(7)           Information concerning other Preferred Selling Securityholders will be set forth in additional prospectus supplements if and when necessary. Totals in these columns may exceed the number of shares of Series A Preferred Stock and common stock offered by the Prospectus as a result of the Preferred Selling Securityholders identified above having sold, transferred or otherwise disposed of some or all of their shares of Series A Preferred Stock since the date on which the information in the preceding table was provided to us without informing us of such sale(s). In no event will the number of shares of Series A Preferred Stock offered by the Prospectus exceed 400,000 shares. Similarly, the total number of shares of our common stock issuable upon the conversion of all the Series A Preferred Stock may increase or decrease due to adjustments to the conversion rate. Pursuant to Rule 416 under the Securities Act, the registration statement of which the Prospectus forms a part also covers any additional shares of our common stock which become issuable in connection with such shares because of any stock dividend, stock split, recapitalization or other similar event or adjustment in the number of shares issuable as provided by the terms of the Series A Preferred Stock.

(8)           Assumes that all other holders of Series A Preferred Stock (and future transferees, pledgees, donees or successors of such holders) do not beneficially own any shares of our common stock other than the shares issuable upon conversion of the Series A Preferred Stock.

Warrants

The selling securityholders listed below and their transferees, pledgees, donees or other successors, if not identified in this prospectus supplement or the Prospectus then so identified in additional supplements to the Prospectus or in an amendment to the registration statement of which the Prospectus forms a part, as required, are the “Warrant Selling Securityholders” under the Prospectus, and, together with the Preferred Selling Securityholders, the “Selling Securityholders.”

The following table sets forth for each Warrant Selling Securityholder listed below, as of a recent practicable date prior to the filing of this prospectus supplement with the SEC:

•	the name of each Warrant Selling Securityholder;

•	the number of Warrants and the number of shares of our common stock issuable upon exercise that may be sold by the Warrant Selling Securityholders; and

•	the number and percent of shares of common stock to be beneficially owned by each Warrant Selling Securityholder before and after the offering.

The information is based on information provided by or on behalf of the Warrant Selling Securityholders to us in Warrant Selling Securityholder questionnaires and is as of the date specified by the holders of the questionnaires. We have not sought to verify the information contained in the table. Because the Warrant Selling Securityholders may offer all or some portion of these securities pursuant to the Prospectus, and because we are not currently aware of any agreements, arrangements or understandings with respect to the sale of these securities, we cannot predict the number of shares or principal amount of the securities that will be held by the selling securityholders upon termination of this offering. In addition, some of the Warrant Selling Securityholders may have sold, transferred or otherwise disposed of all or a portion of their securities since the date on which they provided the information about themselves and the securities they were selling pursuant to the Prospectus or in transactions exempt from the registration requirements of the Securities Act.

Unless otherwise disclosed in the footnotes to the table below, no Warrant Selling Securityholder listed below has, or within the past three years has had, any position, office or other material relationship with us or any of our predecessors or affiliates.

Name	Number of Warrants Beneficially Owned Prior to Offering	Number of Warrants that may be Offered Hereby (1)	Percentage of Outstanding Warrants	Shares of Common Stock Beneficially Owned Prior to Offering __________________________		Shares of Common Stock Beneficially Owned After Offering __________________________
				Number	Percent (2)	Number	Percent (2)

Canpartners Investment IV LLC (3)	422,535	422,535	4.2%	0	*	0	*

All other holders of the Warrants (and future transferees, distributees, pledgees, donees or successors of such holders) (4) (5)	7,324,198	7,324,198	73.2%	--	--	--	--

____________________

*  Less than 1%.

(1)      Assumes exercise of the entire amount of Warrants held by the Warrant Selling Securityholder at a rate of one-fifth of a share of our common stock per Warrant. The number of shares of common stock issuable upon exercise of the Warrants may be adjusted under circumstances described in the Prospectus under the heading “Description of Warrants—Adjustments.” Under the terms of the Warrants, cash will be paid instead of issuing any fractional shares.

(2)      This percentage is calculated using as the numerator the number of shares of common stock included in the previous column and as the denominator 78,730,353 shares of common stock issued and outstanding, net of treasury shares, on July 31, 2007.

(3)      Affiliates of Canpartners Investment IV LLC (“Canpartners”) are the beneficial holders of various of the Company’s securities, including shares of our common stock, our floating rate senior notes due 2014 and our 10.75% senior notes due 2016. Affiliates of Canpartners also serve as lenders under our Senior Secured Credit Facility, including our term loan facility, which matures in 2013, and our Tranche A letter of credit facility, which matures in 2012, and, in each case, receive customary fees in connection therewith.

(4)      Information concerning other Warrant Selling Securityholders will be set forth in additional prospectus supplements if and when necessary. Totals in these columns may exceed the number of Warrants and common stock offered by the Prospectus as a result of the Warrant Selling Securityholders identified above having sold, transferred or otherwise disposed of some or all of their Warrants since the date on which the information in the preceding table was provided to us without informing us of such sale(s). In no event will the number of Warrants offered by the Prospectus exceed 10,000,000. Similarly, the total number of shares of our common stock issuable upon the exercise of all the Warrants may increase or decrease due to adjustments to the exercise price and the number of shares issuable upon exercise of the Warrants. Pursuant to Rule 416 under the Securities Act, the registration statement of which the Prospectus forms a part also covers any additional shares of our common stock which become issuable in connection with the Warrants because of any stock dividend, stock split, recapitalization or other similar event or adjustment in the number of shares issuable upon exercise of the Warrants.

(5)      Assumes that all other holders of the Warrants (and future transferees, distributees, pledgees, donees or successors of such holders) do not beneficially own any shares of our common stock.